INTERIM FINANCIAL STATEMENTS

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

Fiscal 2010 Third Quarter

Three and Nine Months Ended January 31, 2010

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, if an auditor has not performed a review of the interim financial statements required to be filed, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

As at January 31, 2010 and April 30, 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

	January 31 2010	April 30 2009
Assets
Current assets
Cash and cash equivalents (note 5)	11,326	6,339
Accounts receivable and prepaid expenses	1,223	996
Available-for-sale securities (note 6)	316	276
	12,865	7,611

Reclamation bonds	354	317
Property and equipment (note 7)	774	827
Mineral property interests (note 8)	43,198	39,133
	57,191	47,888
Liabilities
Current liabilities
Accounts payable and accrued liabilities	856	1,194

Future income tax liability	898	1,341
	1,754	2,535

Non-controlling interest (note 3)	12,600	7,600

Shareholders’ equity
Common shares (note 11)	62,070	56,183
Contributed surplus (note 11)	9,504	7,940
Accumulated other comprehensive income (note 13)	(23)	9
Deficit	(28,714)	(26,379)
	42,837	37,753
	57,191	47,888

Nature of operations (note 1)

Commitments (notes 8 and 14)

Subsequent events (note 16)

 Approved by the Board of Directors

“/s/ Peter Dasler”                         , Director

“/s/ Emil Fung”                             , Director

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

As at January 31, 2010 and April 30, 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

	Three months ended January 31 2010	Three months ended January 31 2009	Nine months ended January 31 2010	Nine months ended January 31 2009
		(restated)		(restated)
Expensed exploration costs
Net indirect exploration expenditures	201	75	396	280
Mineral property write-offs	-	10	-	10
Equipment rental income	(22)	(54)	(112)	(217)
Net option payments (note 10(c))	-	(15)	75	(156)
	179	16	359	(83)
Other expenses
Consulting, labour and professional fees	477	327	1,037	771
Depreciation and amortization (note 7)	59	57	156	164
Foreign exchange gain	2	49	11	(98)
Insurance, licenses and filing fees	21	(45)	101	40
Interest income	(13)	(28)	(73)	(122)
Investor relations and presentations	28	21	73	54
Management fees	(70)	210	(187)	-
Other corporate costs	44	23	164	102
Rent	34	92	131	153
Stock-based compensation (note 12)	222	346	943	1,101
Travel and accommodation	33	19	63	69
Write-down of available-for-sale securities (note 6)	-	41	-	368
	837	1,112	2,419	2,602

Loss before income taxes	1,016	1,128	2,778	2,519
Future income tax recovery	(198)	-	(443)	-
Loss for the period	818	1,128	2,335	2,519

Other comprehensive loss
Unrealized (gain)/loss on available-for-sale securities (note 13)	(22)	(58)	32	214
Comprehensive loss for the period	796	1,070	2,367	2,733

Deficit- beginning of the period	(27,896)	(25,054)	(26,379)	(23,663)
Deficit- end of the period	(28,714)	(26,182)	(28,714)	(26,182)

Basic and diluted loss per share ($ per share)	0.01	0.01	0.02	0.02

Weighted average common shares outstanding (000’s)	163,235	137,734	148,005	137,004

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

	Three months ended January 31 2010	Three months ended January 31 2009	Nine months ended January 31 2010	Nine months ended January 31 2009
Cash flows from operating activities
Net loss for the period	(818)	(1,128)	(2,335)	(2,519)
Items not affecting cash
Available-for-sale securities write down	-	64	-	391
Depreciation and amortization (note 7)	59	57	156	164
Future income tax recovery	(198)	-	(443)	-
Bad debt expense	-	-	54	-
Other	(46)	(38)	29	(27)
Stock-based compensation	222	15	943	1,101
	(781)	(1,030)	(1,596)	(889)
Change in non-cash operating working capital
Decrease (increase) in accounts receivable and prepaids	(24)	(524)	(67)	187
Increase (decrease) in accounts payable and accruals	268	(104)	59	(247)
	(537)	(1,658)	(1,604)	(949)
Cash flows from financing activities
Issuance of common shares (net of issue costs)	4,741	-	5,886	3,441
Non-controlling interest	4,120	2,320	5,000	5,279
	8,861	2,320	10,886	8,720
Cash flows from investing activities
Deferred exploration costs	(1,040)	(331)	(4,342)	(7,116)
Property and equipment	(77)	(43)	(102)	(100)
Option payments received	-	-	1	-
Gain on disposal	-	-	-	59
Reimbursed exploration costs	-	-	148	-
95	(1,117)	(374)	(4,295)	(7,157)

Increase in cash and cash equivalents	7,207	288	4,987	614

Cash and cash equivalents - beginning of period	4,119	7,702	6,339	7,376

Cash and cash equivalents - end of period	11,326	7,990	11,326	7,990

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

        1

            Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries are principally engaged in the exploration of uranium properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

At January 31, 2010, the Company had cash and cash equivalents of $11.3 million (April 30, 2009: $6.3 million) (note 5) and working capital of $12 million (April 30, 2009: $6.4 million). Management believes that the cash on hand at January 31, 2010 is sufficient to meet corporate, administrative and exploration activities for the coming twelve months. Should management be successful in its forthcoming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance its exploration projects.

  2        Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP on a basis consistent with the annual financial statements of the Company. All figures are in Canadian dollars unless otherwise noted. Disclosure requirements for interim financial statements do not contain all the information that is required of annual financial statements. Accordingly, they should be read in conjunction with the audited financial statements, for the year ended April 30, 2009. Certain comparative figures have been reclassified to conform to the current period’s presentation.

            Basis of Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA (a Nevada company), CanAlaska West McArthur Uranium Ltd. (a B.C. company), Golden Fern Resources Limited (a New Zealand company) and Poplar Uranium Limited (a B.C. company). The Company also follows Accounting Guideline 15 and fully consolidates the assets, liabilities, revenues and expenses of the (“CKU Partnership”) and Canada-Korea Uranium Limited (“CKUL” or the “General Partner”). It recognizes the other partners’ ownership in the CKU Partnership under the heading non-controlling interest. The Company also proportionately consolidates its interest in the Rise and Shine joint venture (a New Zealand joint venture).

            Estimates, Risks and Uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported, and disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Realization of the Company’s assets and liabilities is subject to risks and uncertainties, including reserve and resource estimation, future uranium and precious and base metal prices, estimated costs of future production, changes in government legislation and regulations, estimated future income taxes, and the availability of financing and various operational factors.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

        3

            Interests in Variable Interest Entities

            CanAlaska Korean Uranium Joint Venture

In December 2007, the Company formed a partnership (“CKU Partnership”) with Hanwha Corporation, Korea Electric Power Corporation, Korea Resources Corp., and SK Energy Co. Ltd. (together the “Korean Consortium”) to develop the Cree East uranium exploration project (“Cree East”), which consists of approximately 56,000 hectares of dedicated contiguous mineral claims in the Athabasca Basin in the province of Saskatchewan in Canada.

Under the terms of agreements, the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period. As of January 31, 2010, the Korean Consortium has contributed $12.6 million (April 30, 2009: $7.6 million) and holds a 40.6% interest (April 30, 2009: 29.6%) in the CKU Partnership.

The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred. The following are the significant balances of the CKU Partnership that are included in CanAlaska’s consolidated balance sheets:

CKU Partnership ($000’s)	Fiscal 2010 January 31, 2010	Fiscal 2009 April 30, 2009
Cash (note 5)	2,880	410
Mineral property (note 9 (a))	9,432	7,936
Non-controlling interest	12,600	7,600

        4

            Rise and Shine Joint Venture

Rise & Shine, New Zealand

The Rise & Shine property is located 20 km northeast of Cromwell, New Zealand in an area that includes a number of historical high-grade underground gold mines in the Bendigo Gold field. Effective July 1, 2007, the Company completed its earn-in requirements in a joint venture with Oceana Gold (New Zealand) Limited (“Oceana”) (30%) and CanAlaska (70%). If either party elects not to fund or only partially-fund their respective portion of a proposed budget then the defaulting party dilutes their equity in the joint venture down to a minimum of 15% at which point the relevant party’s interest in the joint venture will revert to a 2% royalty on gold produced. As of January 31, 2010, CanAlaska’s current interest is 72% and Oceana’s interest is 28%.

In June 2009, the Company announced an agreement with Glass Earth Gold Ltd. (“Glass Earth”). The option agreement with Glass Earth is for the sale of a 70% ownership interest. In return, Glass Earth shall perform detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drilling.

Additional terms of the agreement include progressive cash payments of $13,000 ($1,000 paid) and the issuance of 200,000 shares (100,000 received) in Glass Earth to the Company over the course of the program.

CanAlaska currently proportionately consolidates its 72% interest in Rise and Shine as at January 31, 2010 (note 10 (a)):

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

        4

            Rise and Shine Joint Venture (continued)

$000’s	Fiscal 2010 January 31, 2010	Fiscal 2009 April 30, 2009
Mineral property	323	324

        5

            Cash and Cash Equivalents

$000’s	Fiscal 2010 January 31, 2010	Fiscal 2009 April 30, 2009
CKU Partnership funds	2,880	410
Option-in advances	-	194
Cash in bank and other short term deposits	8,446	5,735
Total	11,326	6,339

The Company fully consolidates the cash held by CKU Partnership whose funds are held to fund the Cree East property (note 3). Option-in advances are advance cash funding by joint venture partners on various exploration properties.

        6

            Available-for-Sale Securities

		Fiscal 2010 January 31, 2010		Fiscal 2009 April 30, 2009
	Number of Shares	Adjusted Cost $000’s	Market Value $000’s	Adjusted Cost $000’s	Market Value $000’s
Pacific North West Capital Corp.	846,800	34	140	34	89
Westcan Uranium Corp.	500,000	49	10	49	18
Mega Uranium Ltd.	50,000	104	32	104	99
Other available-for-sale securities	5,778,993	153	134	80	70
Total	7,175,793	340	316	267	276

The Company periodically reviews the carrying values of its available-for-sale securities and considers, in light of the prevailing economic circumstances, whether current market values are indicative of other-than-temporary losses in value, in which case the Company would record a permanent write-down in value.  The Company has recorded total write-downs on available-for-sale securities of $nil for the nine months ended January 31, 2010 (2009: $368,000).  An unrealized loss on available-for-sale securities of $32,000 (2009: $214,000) was recorded in other comprehensive income (loss) for the period.  During the nine months ended January 31, 2010, the Company received 100,000 Glass Earth common shares and 100,000 Kodiak Exploration Ltd. common shares.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

7

Property and Equipment

	Fiscal 2010 January 31, 2010			Fiscal 2009 April 30, 2009
$000’s	Cost	Accumulated amortization	Net	Cost	Accumulated A amortization	Net
Automotive	111	(68)	43	111	(55)	56
Leasehold improvements	270	(56)	214	266	(39)	227
Mining equipment	967	(628)	339	923	(535)	388
Office equipment	472	(294)	178	417	(261)	156
Total	1,820	(1,046)	774	1,717	(890)	827

Property and equipment additions during the nine months ended January 31, 2010, were $102,401 (2009: $100,000).

8

Mineral Property Interests

	Fiscal 2010 Expenditures Nine months ended January 31, 2010				Life to Date - January 31, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Athabasca (note 9)	111	4,760	(816)	4,055	1,305	60,491	(19,121)	42,675
Other interests (note 10)	-	17	(1)	16	398	1,349	(1,224)	523
Total	111	4,777	(817)	4,071	1,703	61,840	(20,345)	43,198

	Fiscal 2009 Expenditures Twelve months ended April 30, 2009				Life to Date - April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Athabasca (note 9)	132	11,486	(3,885)	7,733	1,194	55,737	(18,307)	38,624
Other interests (note 10)	20	240	(521)	(261)	398	1,334	(1,223)	509
Total	152	11,726	(4,406)	7,472	1,592	57,071	(19,530)	39,133

The Company holds approximately 1,156,000 hectares of mining claims in the Athabasca Basin located across the provinces of Alberta, Saskatchewan and Manitoba in Canada (the “Athabasca”). These holdings are comprised of 23 projects which are in various stages of exploration and discovery.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

8

Mineral Property Interests (continued)

Summary of Option Payments Due	Total
Fiscal Year Ended	Cash[1] $000’s	Spend[2] $000’s	Shares[1]
April 2010 (paid)	52	600	100,000
April 2010	-	-	-
April 2011	40	2,000	100,000
April 2012	57	3,400	100,000
Thereafter	-	10,000	1,200,000
Total due	149	10,000	1,500,000

1 Only considers payments paid during the fiscal year and not previous year’s payments and issuances.

2 Represents cumulative spend required not spend per fiscal year.

Summary of Option Payments Receivable	Total
Fiscal Year Ended[1]	Cash[2] $000’s	Spend[3] $000’s	Shares[2]
April 2010 (received)	1	-	200,000
April 2010	135	2,950	200,000
April 2011	10	4,200	150,000
April 2012	20	5,676	50,000
April 2013	10	7,676	50,000
Thereafter	550	15,626	1,300,000
Total due	726	15,626	1,950,000

1 Excludes expenditures and payments on West McArthur (note 9 (b)) and Cree East (notes 3 and 9 (a)).

2 Only considers payments received during the fiscal year and not previous year’s payments and issuances.

3 Represents cumulative spend required not spend per fiscal year. On December 17, 2008, the Company granted Westcan an extension to complete its work commitments on Cree West and Key Lake which have not been included in the above table.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

8

Mineral Property Interests (continued)

Summary of Option Payments Receivable	Total
Fiscal Year Ended[1]	Cash[2] $000’s	Spend[3] $000’s	Shares[2]
April 2010 (received)	1	-	200,000
April 2010	135	2,950	200,000
April 2011	10	4,200	150,000
April 2012	20	5,676	50,000
April 2013	10	7,676	50,000
Thereafter	550	15,626	1,300,000
Total due	726	15,626	1,950,000

1 Excludes expenditures and payments on West McArthur (note 9 (b)) and Cree East (notes 3 and 9 (a)).

2 Only considers payments received during the fiscal year and not previous year’s payments and issuances.

3 Represents cumulative spend required not spend per fiscal year. On December 17, 2008, the Company granted Westcan an extension to complete its work commitments on Cree West and Key Lake which have not been included in the above table.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

9

Athabasca Mineral Property Interests

	Fiscal 2010 Expenditures Nine months ended January 31, 2010				Life to Date - January 31, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	1,507	-	1,507	-	9,432	-	9,432
West McArthur (b)	-	842	(546)	296	65	12,983	(10,289)	2,759
Poplar (c)	-	427	(270)	156	166	3,460	(3,210)	415
Fond Du Lac (d)	-	881	-	881	120	2,618	-	2,738
Black Lake (e)	4	426	-	431	147	1,474	-	1,622
Grease River (f)	-	41	-	41	118	2,634	(1,909)	843
Cree West (g)	-	-	-	-	40	1,070	(1,110)	-
Carswell	63	342	-	405	172	370	-	542
Key Lake (h)	-	5	-	5	24	1,016	(1,035)	5
NE Wollaston (i)	-	33	-	33	16	6,605	-	6,621
Helmer (j)	43	25	-	68	107	4,681	-	4,788
Lake Athabasca (k)	-	117	-	117	112	5,890	-	6,002
Alberta (l)	-	27	-	27	11	2,329	-	2,340
Hodgson (m)	-	20	-	20	44	1,220	-	1,264
Arnold (n)	-	2	-	2	35	1,239	-	1,274
Collins Bay (o)	-	82	-	82	-	82	-	82
McTavish (p)	-	(63)	-	(63)	74	654	-	728
Other (q)	-	47	-	47	53	2,735	(1,568)	1,220
Total	111	4,760	(816)	4,055	1,305	60,491	(19,121)	42,675

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

9

Athabasca Mineral Property Interests (continued)

	Fiscal 2009 Expenditures Twelve months ended April 30, 2009				Life to Date - April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	3,706	-	3,706	-	7,936	-	7,936
West McArthur (b)	13	2,210	(2,015)	208	65	12,138	(9,743)	2,460
Poplar (c)	-	1,744	(1,497)	247	166	3,033	(2,940)	259
Fond Du Lac (d)	29	1,524	-	1,553	120	1,737	-	1,857
Black Lake (e)	29	804	-	833	143	1,049	-	1,192
Grease River (f)	-	978	(271)	707	118	2,594	(1,909)	803
Cree West (g)	-	52	(52)	-	40	1,070	(1,110)	-
Key Lake (h)	-	51	(50)	1	24	1,012	(1,035)	1
NE Wollaston (i)	-	75	-	75	16	6,571	-	6,587
Helmer (j)	-	136	-	136	64	4,656	-	4,720
Lake Athabasca (k)	8	112	-	120	112	5,772	-	5,884
Alberta (l)	-	39	-	39	11	2,301	-	2,312
Hodgson (m)	-	6	-	6	44	1,200	-	1,244
Arnold (n)	-	11	-	11	35	1,237	-	1,272
Other (q)	53	38	-	91	236	3,431	(1,570)	2,097
Total	132	11,486	(3,885)	7,733	1,194	55,737	(18,307)	38,624

a)

Cree East, Saskatchewan – Korean Consortium

Cree East consists of approximately 56,000 hectares of mineral claims in the Athabasca. In December 2007, the Company formed the CKU Partnership with the Korean Consortium to develop Cree East. Under the terms of agreements, the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period. As of January 31, 2010, the Korean Consortium has contributed $12.6 million (April 30, 2009: $7.6 million) and holds a 40.6% interest (April 30, 2009: 29.6%) in the CKU Partnership. The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred.

During the three and nine month periods ended January 31, 2010, the Company spent $123,000 and $276,000 respectively on camp cost & operations (Life to Date (“LTD”): $1,707,000); drilling $58,000 and $58,000 (LTD: $2,720,000); general and administration (“G&A”) $33,000 and $109,000 (LTD: $296,000); geochemistry $2,000 and $13,000 (LTD: $380,000); geology $19,000 and 63,000 (LTD: $584,000); geophysics $55,000 and $701,000 (LTD: $2,222,000); management fees $35,000 and $131,000 (LTD: $725,000); and other expenses $88,000 and $156,000 (LTD: $798,000).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

9

Athabasca Mineral Property Interests (continued)

b)

West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca, Saskatchewan. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”) whereby Mitsubishi could exercise an option to earn a 50% interest in the property by funding expenditures of $10 million (as of January 31, 2010, expenditure are in excess of $10 million) and making a $1 million payment upon completion of the $10 million funding requirement. On February 11, 2010, Mitsubishi exercised their option with a payment to the Company of $1 million and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred.

During the three and nine month periods ended January 31, 2010, the Company spent $51,000 and $58,000 respectively on camp cost & operations (LTD: $2,162,000); drilling $36,000 and $36,000 (LTD: $4,725,000); G&A $18,000 and $54,000 (LTD: $1,748,000); geochemistry $nil and $8,000 (LTD: $238,000); geology $55,000 and $103,000 (LTD: $414,000); geophysics $281,000 and $292,000 (LTD: $2,693,000); and other expenses $230,000 and $285,000 (LTD: $1,068,000). During the three and nine month periods ended January 31, 2010, the Company received reimbursements of $398,000 and $546,000 respectively (LTD: $10,289,000).

c)

Poplar, Saskatchewan – East Resources Inc.

Poplar consists of approximately 77,000 hectares of mineral claims in the Athabasca. In October 2007, the Company optioned the claims to Mega Uranium Ltd. (“Mega”). The Mega option agreement was subsequently terminated in December 2008, after Mega had issued 50,000 shares to the Company and funded $2.8 million in expenditures on the Poplar project. In June, 2009, the Company announced that East Resources Inc. (“ERI”) had executed a Memorandum of Understanding (“MOU”) in respect of the Poplar property which had a 60 day term. The In the nine months ended January 31, 2010, the Company received expenditure reimbursements of $270,000 related to the Poplar project. The Company and ERI continue negotiations on a definitive agreement regarding the Poplar property.

During the three and nine month periods ended January 31, 2010, the Company spent $11,000 and $165,000 on camp cost & operations respectively (LTD: $805,000); G&A $5,000 and $30,000 (LTD: $323,000); geochemistry $nil and $13,000 (LTD: $140,000); geology $11,000 and $82,000 (LTD: $375,000); geophysics $5,000 and $17,000 (LTD: $1,677,000); and other expenses $3,000 and $120,000 (LTD: $306,000) During the three and nine month periods ended January 31, 2010, the Company received reimbursements of $nil and $270,000 (LTD: $3,210,000).

d)

Fond Du Lac, Saskatchewan

In an agreement dated October 18, 2006 and subsequently amended November 7, 2008, the Company acquired from the Fond Du Lac Denesuline First Nation an option to earn a 49% interest in the Fond Du Lac property (comprising approximately 36,000 hectares in the Athabasca) for total payments of $130,000 ($50,000 paid; June 2010 – $40,000; June 2011 – $40,000), the issuance of 300,000 shares (200,000 issued (note 11); June 2010 – 50,000 shares and; June 2011 – 50,000 shares) and work commitments of $2 million ($1.2 million by June 2011 and an additional $800,000 by June 2012). As of January 31, 2010 CanAlaska had incurred $2.7 million in exploration expenditures on the property. Upon exercising its 49% option, a joint venture may be formed.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

9

Athabasca Mineral Property Interests (continued)

During the three and nine month periods ended January 31, 2010, the Company spent $9,000 and $162,000 on camp cost & operations respectively (LTD: $511,000); drilling $nil and $275,000 (LTD: $660,000); G&A $39,000 and $68,000 (LTD: $171,000); geochemistry $1,000 and $33,000 (LTD: $114,000); geology $43,000 and $177,000 (LTD: $358,000); geophysics $4,000 and $31,000 (LTD: $482,000); option payments $nil and $nil (LTD: $117,000); and other expenses $23,000 and $136,000 (LTD: $325,000).

e)

Black Lake, Saskatchewan

In December 2006, the Company optioned the Black Lake property in the Athabasca (comprising approximately 36,000 hectares) located from the Black Lake Denesuline First Nation. To earn a 49% interest in the property, the Company must make payments of $130,000 ($102,000 paid; July 2011 – $28,000), issue 300,000 shares (200,000 issued (see note 11); July 2010 – 50,000; July 2011 50,000), and incur exploration expenditures of $2 million ($700,000 by July 2010 and an additional $500,000 by July 2011 and by July 2012 a further $800,000). As of January 31, 2010 CanAlaska had incurred $1.6 million in exploration expenditures on the property. Upon exercising its 49% option, a joint venture may be formed.

During the three and nine month periods ended January 31, 2010, the Company spent $nil and $4,000 on camp cost & operations respectively (LTD: $199,000); drilling $nil and $195,000 (LTD: $367,000); G&A $1,000 and $10,000 (LTD: $99,000); geochemistry $nil and $9,000 (LTD: $50,000); geology $8,000 and $40,000 (LTD: $234,000); geophysics $nil and $43,000 (LTD: $324,000); option payments $nil and $52,000 (LTD: $175,000); and other expenses $8,000 and $43,000 (LTD: $174,000).

f)

Grease River, Saskatchewan

Grease River is comprised of approximately 70,000 hectares of mineral claims located in the Athabasca. The property was previously optioned to Uranium Prospects Plc (terminated June 2009) whereby they had made cash payments of $225,000, issued 1.5 million shares to the Company, and reimbursed $1.6 million in exploration expenditures incurred by the Company.

During the three and nine month periods ended January 31, 2010, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $565,000); drilling $nil and $nil (LTD: $46,000); G&A $2,000 and $10,000 (LTD: $349,000); geochemistry $nil and $nil (LTD: $111,000); geology $2,000 and $23,000 (LTD: $1,128,000); geophysics $nil and $nil (LTD: $244,000); and other expenses $nil and $7,000 (LTD: $309,000). During the three and nine month periods ended January 31, 2010, the Company had reimbursements of $nil and $nil (LTD: $1,909,000).

g)

Cree West, Saskatchewan – Westcan Uranium

Cree West is comprised of approximately 13,000 hectares of mineral claims located in the south-east of the Athabasca. In April 2006, the Company optioned the claims to Westcan Uranium Corp. (“Westcan”) (formerly International Arimex Resources Inc.). Westcan may earn a 50% interest in the property by making payments of $150,000 (received), issuing 600,000 shares (issued) and making exploration expenditures of $3.6 million before May 2009 ($0.8 million completed). The Company has granted Westcan an extension to meet its exploration expenditures obligations.

Westcan may acquire an additional 10% interest by spending an additional $4 million and a further 15% interest by completing a feasibility study within 2 years, issuing 400,000 additional common shares, and spending a minimum of $1 million per year. The Company acts as the project operator until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

9

Athabasca Mineral Property Interests (continued)

During the three and nine month periods ended January 31, 2010, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $158,000); G&A $nil and $nil (LTD: $287,000); geochemistry $nil and $nil (LTD: $102,000); geology $nil and $nil (LTD: $117,000); geophysics $nil and $nil (LTD: $290,000); and other expenses $nil and $nil (LTD: $156,000). During the three and nine month periods ended January 31, 2010, the Company received reimbursements of $nil and $nil (LTD: $1,110,000).

h)

Key Lake, Saskatchewan – Westcan Uranium

Key Lake is comprised of approximately 6,000 hectares of mineral claims located in the south-east of the Athabasca. In March 2006, the Company optioned the claims to Westcan. Westcan can earn a 50% interest by making payments of $150,000 (received), issuing 300,000 shares (received) and completing work commitments of $2 million by May 2009 ($0.9 million completed). The Company has granted Westcan an extension to meet its exploration expenditures obligations.

Westcan may elect to acquire an additional 10% interest by spending an additional $2 million and a further 15% interest by completing a feasibility study, issuing to the Company 200,000 additional common shares, and spending a minimum of $500,000 per year. The Company acts as project operator until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty.

During the three and nine month periods ended January 31, 2010, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $252,000); drilling $nil and $nil (LTD: $427,000); G&A $nil and $nil (LTD: $114,000); geochemistry $nil and $nil (LTD: $8,000); geology $4,000 and $4,000 (LTD: $51,000); geophysics $1,000 and $1,000 (LTD: $140,000); and other expenses $nil and $nil (LTD: $48,000). During the three and nine month periods ended January 31, 2010, the Company received reimbursements of $nil and $nil (LTD: $1,035,000).

i)

NE Wollaston, Saskatchewan-Manitoba

This property straddles the Saskatchewan-Manitoba border and consists of approximately 154,000 hectares. In December 2008, the Company announced the execution of an MOU with ERI for a significant amount of exploration across the property. In June 2009, this MOU lapsed following continued delays arising from Manitoba Government aboriginal consultations. The Company and ERI are discussing further work on a similar size project in Saskatchewan under a similar MOU (note 9(c)). As at January 31, 2010, further work on this project awaited Government work permits and on March 13, 2010, the Manitoba Government issued an initial permit to the Company.

During the three and nine month periods ended January 31, 2010, the Company spent $1,000 and $1,000 on camp cost & operations respectively (LTD: $1,363,000); drilling $nil and $nil (LTD: $373,000); G&A $2,000 and $10,000 (LTD: $706,000); geochemistry $nil and $nil (LTD: $797,000); geology $1,000 and $9,000 (LTD: $2,312,000); geophysics $nil and $nil (LTD: $904,000); and other $5,000 and $14,000 (LTD: $165,000).

j)

Helmer, Saskatchewan

Helmer is comprised of approximately 56,000 hectares of mineral claims located in the north-central part of the Athabasca Basin, southeast of Uranium City and to the west of Fond Du Lac.

During the three and nine month periods ended January 31, 2010, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $980,000); drilling $nil and $nil (LTD: $1,175,000); G&A $6,000 and $6,000 (LTD: $741,000); geochemistry $nil and $nil (LTD: $101,000); geology $3,000 and $3,000 (LTD: $336,000); geophysics $7,000 and $9,000 (LTD: $887,000); and other expenses $46,000 and $50,000 (LTD: $568,000).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

9

 Athabasca Mineral Property Interests (continued)

k)

Lake Athabasca, Saskatchewan

Lake Athasbasca comprises approximately 41,000 hectares of mineral claims located primarily on Lake Athabasca, southwest of Uranium City, Saskatchewan.

During the three and nine month periods ended January 31, 2010, the Company spent $nil and $3,000 on camp cost & operations respectively (LTD: $1,823,000); drilling $nil and $nil (LTD: $1,056,000); G&A $3,000 and $10,000 (LTD: $644,000); geochemistry $2,000 and $9,000 (LTD: $103,000); geology $23,000 and $58,000 (LTD: $385,000); geophysics $7,000 and $26,000 (LTD: $1,689,000); and other expenses $4,000 and $11,000 (LTD: $302,000).

l)

Alberta, Alberta

Alberta comprises approximately 97,000 hectares of mineral claims covering most of the section of Lake Athabasca that lies within the Province of Alberta. During the three and nine month periods ended January 31, 2010, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $275,000); drilling $nil and $nil (LTD: $1,000); G&A $1,000 and $5,000 (LTD: $194,000); geochemistry $nil and $nil (LTD: $7,000); geology $nil and $5,000 (LTD: $17,000); geophysics $1,000 and $14,000 (LTD: $1,775,000); and other expenses $nil and $4,000 (LTD: $71,000).

m)

Hodgson, Saskatchewan

Hodgson comprises approximately 30,000 hectares of mineral claims west of the Cigar Lake mine, Saskatchewan. During the three and nine month periods ended January 31, 2010, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $111,000); G&A $2,000 and $3,000 (LTD: $370,000); geochemistry $nil and $nil (LTD: $159,000); geology $nil and $6,000 (LTD: $28,000); geophysics $2,000 and $3,000 (LTD: $461,000); and other expenses $nil and $8,000 (LTD: $135,000).

n)

Arnold, Saskatchewan

Arnold comprises approximately 24,000 hectares of contiguous minerals claims located west of the producing McArthur River mine in the Athabasca. During the three and nine month periods ended January 31, 2010,, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $123,000); G&A $nil and $nil (LTD: $411,000); geochemistry $nil and $nil (LTD: $92,000); geology $nil and $nil (LTD: $25,000); geophysics $1,000 and $1,000 (LTD: $512,000); and other expenses $nil and $nil (LTD: $111,000).

o)

Collins Bay Extension, Saskatchewan

In July 2009, the Company executed an Option Agreement with Bayswater Uranium Corporation ("Bayswater") to commence exploration of the Collins Bay Extension project. The Collins Bay Extension comprises approximately 37,000 hectares situated directly adjacent to, and following the North-East strike of past-producing uranium mines at Rabbit Lake and Collins Bay, and adjacent to the current producing uranium mine at Eagle Point. This project contains a number of exploration targets within the Snowbird and Fife Island areas.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

9

Athabasca Mineral Property Interests (continued)

Under the terms of the option agreement, CanAlaska will act as the operator and may earn a 51% participating interest in the project by undertaking a minimum of $4 million ($82,000 spent) in exploration expenditures within 5 years and issuing a total of 500,000 (100,000 issued (note 11)) shares of the Company.to Bayswater over this period. The Company may increase its participating interest in the project to 70% by successfully undertaking a further $2 million in exploration expenditures over a period of 3 years.

During the three and nine month periods ended January 31, 2010, the Company spent $9,000 and $15,000 on camp cost & operations respectively; G&A $6,000 and $7,000; geology $6,000 and $25,000; geophysics $2,000 and $3,000; option share issuance $nil and $8,000; and other expenses $15,000 and $24,000.

p)

McTavish, Saskatchewan

McTavish is comprised of approximately 16,000 hectares of mineral claims lying southeast of the McArthur River mine in Saskatchewan and northwest of the Key Lake Mine. On August 10, 2009, the Company entered into an option agreement with Kodiak Exploration Limited on the McTavish project which granted Kodiak an option to acquire up to 70% interest in the project. In order to earn an initial 50% interest in the project, Kodiak must complete $4 million in exploration expenditures and issue 1,000,000 (100,000 issued) Kodiak shares to the Company over a period of five years.

Kodiak may earn a further 10% interest in the project by expending $3 million in exploration/pre-feasibility work over an additional three year period, issuing an additional 550,000 Kodiak shares and producing a 43-101 compliant resource estimate containing at least 35 million pounds U3O8 in the measured and indicated categories. By defining a resource of 50 million pounds U3O8 during the same period, Kodiak’s interest may increase to 70%.

During the three and nine month periods ended January  31, 2010, the Company spent $nil and $nil on camp cost & operations respectively (LTD: $14,000); G&A $3,000 and $3,000 (LTD: $525,000); geochemistry $nil and $nil (LTD: $12,000); geology $nil and $nil (LTD: $1,000); geophysics $1,000 and $1,000 (LTD: $185,000); and other expenses $nil and $nil (LTD: $58,000). During the three and nine month periods ended January 31, 2010, the Company received options payments of $nil and $(67,000) (LTD: $(67,000)).

q)

Other Properties, Saskatchewan

Include the Waterbury, Moon, Camsell, and Ford claim blocks in the Province of Saskatchewan.

Waterbury comprises approximately 6,000 hectares of mineral claims located north of the Cigar Lake mine in Saskatchewan.. In December 2007, an option agreement on the property was terminated after the Company had received payments comprised of $75,000,and 200,000 shares, and $2.1 million had been spent on the property.

Moon comprises approximately 4,000 hectares of mineral claims lying in two separate blocks between the McArthur River and Key Lake mines and is subject to a 3% third-party Net Smelter Return (“NSR”).

Camsell is comprised of approximately 2,300 hectares of mineral claims located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northern edge of Lake Athabasca.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

9

Athabasca Mineral Property Interests (continued)

Carswell is comprised of approximately 13,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan.  In December 2009, the Company issued 1,250,000 shares and made a $62,500 cash payment under a purchase agreement with Hawk Uranium Inc. to acquire mineral claims in the Cluff Lake area (note 11). Hawk Uranium Inc. will retain a 2.5% Net Smelter Return (“NSR”), 2% of which will be purchasable by the Company for payment of $2.0 million.

Ford is comprised of approximately 10,000 hectares of mineral claims located in the South East of the Athabasca Basin adjacent to the Cree East Project.

10

Other Mineral Property Interests

	Fiscal 2010 Expenditures Nine months ended January 31, 2010				Life to Date - January 31, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Rise & Shine, NZ (a)	-	(6)	(1)	(7)	301	416	(400)	317
Reefton & Other NZ Projects (b)	-	4	-	4	24	590	(481)	134
Other Projects, Various (c)	-	19	-	19	73	343	(343)	94
Total	-	17	(1)	16	398	1,349	(1,224)	523

	2009 Fiscal Expenditures Twelve months ended April 30, 2009				Life to Date - April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Rise & Shine, NZ (a)	-	23	-	23	301	422	(399)	324
Reefton & Other NZ Projects (b)	1	190	(481)	(290)	24	588	(481)	131
Other Projects, Various (c)	19	27	(40)	6	73	324	(343)	54
Total	20	240	(521)	(261)	398	1,334	(1,223)	509

a)

Rise and Shine, New Zealand

In June 2009, the Company announced an agreement with Glass Earth. The option agreement with Glass Earth is for the sale of a 70% ownership interest. In return Glass Earth shall perform detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drilling. Additional terms of the agreement include progressive cash payments of $13,000 ($1,000 paid) and the issuance of 200,000 shares (100,000 shares received) in Glass Earth to the Company over the course of the program. CanAlaska currently proportionately consolidates its interest in Rise and Shine (note 4).

b)

Reefton & Other New Zealand Projects

In February 2009, Kent Exploration Inc. (“Kent”) entered into a 5-year option agreement to acquire a 70% interest in the Reefton Project, in South Island, New Zealand by paying $5,000 to the Company upon execution and spending $3,500,000 on the project over the five year option period. In August 2009, the option agreement with Kent was terminated.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

10

Other Mineral Property Interests (continued)

This road-accessible property, encompassing approximately 14,060 hectares (34,743 acres), is located in the historic Reefton gold fields, off New Zealand State Highway 7, with the property extending from approximately 3 km to 20 km south-west of the town of Reefton, South Island, New Zealand.

In the fiscal year 2009, the Company chose not to renew its Granite Dome and Greymouth permits and therefore recorded mineral property write-downs of $0.2 million. The Company also wrote down its Mt. Mitchell claims ($0.3 million) and, subsequent to April 30, 2009, did not renew its prospecting permit on this property. During fiscal 2009, the Company issued 10,000 shares for property access rights in New Zealand.

c)

Other Projects, Various

Includes the Kasmere, Misty, Rainbow Hill, Glitter Lake, Elliot Lake, and Voisey’s Bay projects

Kasmere comprises approximately 266,000 hectares under license application adjacent to NE Wollaston in the Province of Manitoba. The Company acquired an adjacent claim block (Mineral Lease 209B) from Santoy Resources Ltd. on December 11, 2008 for 40,000 in common shares (note 11), 500,000 warrants exercisable over one year at an exercise price of $0.50, and a 2% NSR. Mineral Lease 209B is situated in the middle of the Company’s Kasmere claim block.

The Misty project covers approximately 53,000 hectares and is located in Manitoba adjacent to the southern boundary of the NE Wollaston project.

On May 23, 2008, the Company optioned the Misty property to Great Western Minerals Group Ltd. (“Great Western”). Great Western may exercise its option to earn a 51% interest in the property by:

a)

Making payments of $100,000 ($10,000 on grant of licence plus $10,000 in each of the subsequent 4 years, and then a further $50,000 in year 6),

b)

Issuing 200,000 shares (100,000 on grant of licence, and 100,000 on the 1st anniversary) and,

c)

Making exploration expenditures of $6 million – $150,000 on the 1st anniversary, $100,000 on each of the following 3 anniversaries, a further $2.6 million on the 5th anniversary, and, a final $3 million on 6th anniversary).

The Company will act as the operator of the project until Great Western has a vested 51% interest, at which time Great Western may become the operator. The Company is currently awaiting the grant of exploration permits by the Government of Manitoba, which have been delayed due to aboriginal consultations.

Rainbow Hill comprises 12 unpatented federal lode mining claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A. This property was optioned to District Gold Inc. (“District Gold”) under which District Gold may have earned a 60% interest by making option payments by July 31, 2009 of $150,000 ($37,500 received) and 200,000 shares (100,000 issued), and completing exploration expenditures of $1.5 million over the term of the option. District Gold may have earned a total 75% interest by completing a feasibility study. As of January 31, 2010, a $112,500 provision had been recorded against the option payment receivable and on February 5, 2010, the Company terminated the option agreement with District Gold.

Glitter Lake comprised certain mineral claims prospective for nickel and platinum located near Glitter Lake, Quebec. In January, 2009, the company transferred ownership of Glitter Lake to fulfill an office lease obligation. CanAlaska retained a ½% NSR.

Voisey’s Bay, located in Labrador, Newfoundland, is a property jointly-held with Columbia Yukon Explorations Inc.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

11

Share Capital

The Company has an unlimited amount of authorized common shares without par value. As of January 31, 2010, the Company had 171,841,213 shares issued and outstanding.

000’s	Number of shares	Shares	Contributed surplus
Opening balance – April 30, 2008 (restated)	125,870	$54,079	$5,392
Share issuances
Cash	11,223	3,712	-
Non-cash	691	194	-
Warrant issuances
Cash	-	-	-
Non-cash	-	(371)	385
Share issuance expenses
Cash	-	(205)	-
Non-cash	-	(248)	28
Transfer on stock option exercise	-	25	(25)
Flow-through FIT impact	-	(1,003)	-
Compensation expense	-	-	2,160
Closing balance – April 30, 2009	137,784	56,183	7,940
Share issuances
Cash	32,707	6,235	-
Non-cash	1,350	217	-
Warrant issuances
Cash	-	-	-
Non-cash	-	(268)	268
Share issuance expenses
Cash	-	(294)	-
Non-cash	-	(3)	-
Compensation expense	-	-	1,296
Closing Balance – January 31, 2010	171,841	62,070	9,504

For the three and nine month period ended January 31, 2010, the weighted average number of common shares outstanding was 163,235,324 (2009: 137,734,000) and 148,004,792 (2009: 137,004,000) respectively.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

11

Share Capital (continued)

Share issuances

In January 2010, the Company issued 202,500 common shares from the exercise of stock options for gross proceeds of $24,300.

In December 2009, the Company issued 50,000 shares under the option agreement for the Collins Bay Extension uranium project (note 9(o)).

In December 2009, the Company issued 10,897,571 ordinary units for gross proceeds of $1,907,075.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share for a period of twenty four months from the closing date, at a price of $0.28 per warrant share.  A finder’s fee of $12,500 in cash and 71,429 warrants were issued in connection with the financing.

In December 2009, the Company issued 1,250,000 common shares under the purchase agreement with Hawk Uranium Inc. for mineral claims in the Cluff Lake area of Saskatchewan.

In December 2009, the Company issued 3,876,300 flow-through units for gross proceeds of $814,023. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $0.28 per warrant share. A finder’s fee of $31,185 in cash and 148,500 warrants were issued in connection with the financing.

In November 2009, the Company issued 10,714,428 flow-through units for gross proceeds of $2,250,030. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. A finder’s fee of $112,502 in cash and 535,722 warrants were issued in connection with the financing.

In October 2009, the Company issued 1,190,000 flow-through units for gross proceeds of $249,900. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. A finder’s fee of $12,495 in cash and 59,500 warrants were issued in connection with the financing.

In August 2009, the Company issued 5,826,764 flow-through units for gross proceeds of $990,550. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty-four months from the closing date, at a price of $0.24 per warrant share. A finder’s fee of $49,528 in cash and 291,337 compensation options were issued in connection with the financing. Each compensation option entitled the holder thereof to acquire one unit at a price of $0.17 per unit for a period of 24 months. Each unit will consist of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder thereof to purchase one additional common share of the Company for a period of twenty-four months from the closing date at a price of $0.24 per warrant share.

In July 2009, the Company issued 50,000 shares under the option agreement with Baywater Uranium for the Collins Bay Extension uranium project (note 9(o)). In February 2009, the Company issued 10,000 shares for property access rights in New Zealand (note 10(b)).

In December 2008, the Company issued 40,000 common shares under the Kasmere option agreement (note 10(c)). In September 2008, the Company issued 100,000 common shares respectively for the Fond Du Lac and Black Lake properties (notes 9 (d) and (e)).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

11

Share Capital (continued)

On May 29, 2008, the Company issued 10,922,660 flow-through units for gross proceeds of $3.7 million. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional flow-through common share or, at the election of the investor, one non flow-through common share for a period of two years from the closing date at a price of $0.50 per warrant share. A finder’s fee of $179,000 in cash, 441,176 common shares and 345,589 warrants were issued in connection with the financing. Each warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.50 per share for a period of two years from the closing date.

Capital Disclosure

The Company considers its common shares, options and warrants as capital. As the Company is in the exploration stage its principal source of funds is from the issuance of common shares. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders.

12

Share Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 27,500,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding – April 30, 2009	21,372	0.36
Granted	4,955	0.18
Cancelled	-	-
Exercised	(202)	0.12
Expired	(785)	0.35
Forfeited	(4,342)	0.34
Outstanding – January 31, 2010	20,998	0.33

As at January 31, 2010, the following stock options were outstanding:

Number of options outstanding 000’s		Exercise price	Expiry date (Fiscal Year)
	170	$0.50 - $0.58	2010
	1,923	$0.35 - $0.45	2011
	2,597	$0.50 - $0.75	2012
	6,728	$0.40 - $0.70	2013
	6,955	$0.12 - $0.40	2014
	2,625	$0.17 - $0.18	2015
Total	20,998	0.76

Stock options vest over various time periods. As at January 31, 2010, 15,428,750 stock options were vested and exercisable.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

    12

Share Stock Options and Warrants (continued)

For the three months ended January 31, 2010, total stock-based compensation expense was $0.3 million (January 31, 2009: $0.5 million) of which $0.1 million was capitalized (January 31, 2009: $0.2 million) and for the nine months ended January 31, 2010, total stock-based compensation expense was $1.3 million (January 31, 2009: $1.6 million) of which $0.4 million was capitalized (January 31, 2009: $0.5 million).

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding – April 30, 2009	6,307	0.50
Granted	22,662	0.27
Exercised	-	-
Expired	-	-
Outstanding – January 31, 2010	28,969	0.32

In December 2009, 10,897,571 warrants were issued in connection with an ordinary unit offering (note 11).  In addition, 71,429 warrants were issued as finders fees (note 11).

In December 2009, 1,938,150 warrants were issued in connection with a flow through unit offering (note 11).  In addition, 148,500 warrants were issued as finders fees (note 11).

In November 2009, 5,357,214 warrants were issued in connection with a flow through unit offering (note 11).  In addition, 535,722 warrants were issued as finders fees (note 11).

In October 2009, 595,000 warrants were issued in connection with a flow through unit offering (note 11).  In addition, 59,500 warrants were issued as finders fees (note 11).

In August 2009, 2,913,381 warrants were issued in connection with a flow-through unit offering (note 11). In addition, 291,337 compensation options were issued as finders fees (note 11). In October 2009, 595,000 warrants were issued in connection with a flow-through unit offering (note 11). In addition, 59,500 warrants were issued as finders fees (note 11).

In May 2008, 5,461,329 warrants were issued in connection with a flow-through unit offering (note 11). In addition, 345,589 warrants were issued as finders fees (note 11). In December 2008, the Company issued 500,000 warrants at $0.50 for the Kasmere property (note 10(c)).

On January 31, 2010, the following warrants were outstanding:

Number of warrants (000’s)		Weighted average Exercise price $	Expiry date Fiscal year end
	500	$0.50	2010
	5,866	$0.50	2011
	22,603	$0.27	2012
Total	28,969

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

12

Share Stock Options and Warrants (continued)

existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense:

	Warrants	Options
Risk-free interest rate	1.15% to 1.36%	1.10% to 1.65%
Expected life	1.5 to 2.0 years	2.8 to 3.1 years
Expected volatility	40%	90% to 102%
Expected dividend	0%	0%

13

Accumulated Other Comprehensive Income

$000’s	January 31, 2010	April 30, 2009
Opening balance	9	166
Unrealized loss on available-for-sale securities (note 6)	(32)	(157)
Closing balance	(23)	9

14

Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2010	66
2011	201
2012	84
2013	7
2014	1
Thereafter	4
363

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/or issue common shares of the Company (note 9).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2010 and 2009

Unaudited

(Expressed in Canadian dollars, $000’s except where indicated)

15

Geographic Segmented Information

January 31, 2010 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	44,188	1	137	44,326
Assets	56,651	7	533	57,191
Loss for the Period	2,336	-	(4)	2,332

April 30, 2009 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	39,816	3	458	40,277
Assets	47,358	4	525	47,887
Loss for the Year	2,450	2	264	2,716

16

Subsequent Events

In February 2010, the Company announced that MC Resources Canada Ltd., a wholly-owned subsidiary of Mitsubishi, completed the $11 million investment specified under its option agreement and formally earned a 50% ownership interest in the West McArthur uranium project (see note 9(b)). On February `11, 2010, a 50/50 unincorporated joint venture was formed between CanAlaska West McArthur Uranium Ltd., a wholly-owned subsidiary of the Company, and MC Resources Canada Ltd., which is a subsidiary of Mitsubishi  CanAlaska West McArthur Uranium Ltd. is the operator of the joint venture.  To facilitate the long-term planning of the project, Mitsubishi and CanAlaska have outlined a $20 million five-year program of exploration that will progressively test the current target areas and across the remainder of the property to evaluate other target areas.

In February 2010, the Company terminated its option agreement with District Gold Inc. involving our Rainbow Hill project.

In March 2010, the Manitoba Government issued an initial work permit for the NE Wollaston property.

17

Comparative Figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.